Mail Stop 3561

February 4, 2008

James Hagedorn
President and Chief Executive Officer
The Scotts Miracle-Gro Company
14111 Scottslawn Road
Marysville, Ohio 43041

        RE: The Scotts Miracle-Gro Company
                 Form 10-K for the fiscal year ended September 30, 2007
                 File No. 001-11593

Dear Mr. Hagedorn:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                 Sincerely,

                 Amanda McManus
                 Branch Chief – Legal